

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Mr. Vincent J. Milano
President and Chief Executive Officer
ViroPharma Inc.
730 Stockton Drive
Exton, PA 19341

     Re: ViroPharma Inc.
               Form 10-K for the year ended December 31, 2009
               Filed February 25, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed April 13, 2010
               File No. 000-21699

Dear Mr. Milano:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Jeffrey P. Riedler
               Assistant Director